Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Analyst / Institutional Investors Meeting from February 21, 2022 to February 25, 2022

February 21, 2022, Mumbai: Given below is the schedule of meetings with the Analyst / Institutional Investors from February 21, 2022 to February 18, 2022:

Date	Meeting Scheduled	Type
21-02-2022	Tree Line Investment Management Limited	virtual
22-02-2022	Abakkus Asset Manager LLP	virtual
22-02-2022	Ageas Federal Life Insurance Co. Ltd.(PKA IDBI Federal)	virtual
22-02-2022	AIA Investment Manager	virtual
22-02-2022	Alchemy Capital Management Pvt. Ltd.	virtual
22-02-2022	Alquity	virtual
22-02-2022	APG Asset Management	virtual
22-02-2022	Artemis Advisors Pvt. Ltd.	virtual
22-02-2022	Aurigin Capital	virtual
22-02-2022	Avendus Capital Alternate Strategies Private Ltd.	virtual
22-02-2022	Aviva Life Insurance Co. (India) Pvt. Ltd.	virtual
22-02-2022	Axis Asset Management Co. Ltd.	virtual
22-02-2022	Bajaj Allianz Life Insurance Co. Ltd.	virtual
22-02-2022	Bajaj FinServ Ltd.	virtual
22-02-2022	BOI AXA Investment Managers Pvt. Ltd.	virtual
22-02-2022	Burman Capital	virtual
22-02-2022	Canara HSBC Oriental Bank of Commerce Life Insurance Co. Ltd.	virtual
22-02-2022	Canara Robeco Mutual Fund	virtual
22-02-2022	Chanakya Wealth Creation	virtual
22-02-2022	East Bridge Advisors Pvt. Ltd.	virtual
22-02-2022	Edelweiss Global Asset Management Ltd.	virtual
22-02-2022	Enam Holdings Pvt. Ltd.	virtual
22-02-2022	HSBC Global AM	virtual
22-02-2022	ICICI Prudential Life Insurance Co. Ltd.	virtual
22-02-2022	IDFC Asset Management Co. Ltd.	virtual
22-02-2022	IIFL Asset Management Limited	virtual
22-02-2022	IndiaFirst Life Insurance Co. Ltd.	virtual
22-02-2022	International Finance Corporation	virtual
22-02-2022	ITI AIF	virtual
22-02-2022	JM Financial Services Ltd	virtual
22-02-2022	Karma Capital Advisors Pvt. Ltd.	virtual
22-02-2022	Karma Management Advisory Services Pvt. Ltd.	virtual
22-02-2022	Kotak Group	virtual
22-02-2022	Lion Global Investors	virtual
22-02-2022	Mahindra Manulife Investment Management Pvt. Ltd.	virtual
22-02-2022	Makrana Advisors	virtual
22-02-2022	MAN Group	virtual
22-02-2022	Matsya Capital	virtual
22-02-2022	Motilal Oswal Asset Management Co. Ltd.	virtual
22-02-2022	NV Capital Services Pvt. Ltd.	virtual
22-02-2022	Pictet Asset Management	virtual

Date	Meeting Scheduled	Type
22-02-2022	Pinpoint Asset Management Limited	virtual
22-02-2022	Profusion Investment Advisors LLP	virtual
22-02-2022	Reliance Nippon Life Insurance Co. Ltd.	virtual
22-02-2022	SBI Funds Management Pvt. Ltd.	virtual
22-02-2022	SBI Life Insurance	virtual
22-02-2022	SBI Pension Fund	virtual
22-02-2022	Sundaram Asset Management	virtual
22-02-2022	Tata AIA Life Insurance Co. Ltd.	virtual
22-02-2022	TATA AIG General Insurance Co. Ltd.	virtual
22-02-2022	Tata Asset Management Ltd.	virtual
22-02-2022	Trikon Asset Management	virtual
22-02-2022	Union Asset Management Company Pvt. Ltd	virtual
22-02-2022	UTI Asset Management Co. Ltd.	virtual
22-02-2022	White Oak Capital	virtual
24-02-2022	UBS Global Asset Management	virtual
24-02-2022	Invesco Oppenheimer	virtual
25-02-2022	HSBC Securities and Capital Markets (India) Private Limited	virtual

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.